Exhibit 11.1

CODE OF ETHICS

Introduction

This Code of Ethics (the “Code”) sets forth the standards of conduct which The Rank Group Plc (“Rank” or the “Company” which expression shall include all the subsidiaries of Rank) requires of the Chief Executive Officer, the Chief Financial Officer (Group Finance Director) and the Director of Financial Control and Tax (collectively the “Officers”).

Any questions involving the application of the Code should be referred to Rank’s Company Secretary. Any allegation that any of the Officers has contravened any of its provisions should be similarly referred.

Strict compliance with the code is expected and any violation may result in disciplinary action.

It is the responsibility of each Rank subsidiary company to develop a similar code for its directors, officers and employees including, but not limited to, those persons holding positions equivalent to that of the Officers in each subsidiary company.

The Code

1.	Honest and Ethical Conduct

Rank requires honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

2.	Disclosures

Rank promotes full, fair, accurate, timely and understandable disclosure in reports and documents, including financial statements, that Rank files with the Registrar of Companies and with the Securities and Exchange Commission, and in other public communications made by the Company.

Each of the Officers shall seek to ensure that:

•	No unrecorded fund or asset of Rank is established or maintained for any reason;

•	No false, artificial or misleading entries in Rank’s books and records shall be made for any reason; and

•	All reporting of information should be complete, accurate, honest and timely and should be a fair representation of the facts.

3.	Compliance

The Officers are required to support and promote Rank’s long-standing commitment to operate in compliance with all applicable laws, rules and regulations in each jurisdiction in which it carries on business.

4.	Violations

Each of the Officers or any employee should promptly report any violations of this code of which that Officer or employee becomes aware to Rank’s Company Secretary.

5.	Accountability

Rank’s Company Secretary is accountable for ensuring adherence to this code and in this regard reports to Rank’s Audit Committee which is comprised solely of independent non-executive directors. A report will be given by the Company Secretary to the Audit Committee concerning adherence to this code at least annually.